DEMPSEY FINANCIAL NETWORK, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	181,998
Adjustments to reconcile net income to net cash provided by operations:		
Increase in commissions receivable		(2,486)
Decrease in prepaid expenses		1,893
NET CASH PROVIDED BY OPERATING ACTIVITIES		181,405
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder distributions		(139,750)
NET CASH USED BY FINANCING ACTIVITIES		(139,750)
NET INCREASE IN CASH AND CASH EQUIVALENTS		41,655
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		316,509
End of year	$	358,164

The accompanying notes are an integral part of these financial statements.